Form G-FIN



07008115

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires March 31, 2007

RECEIVED

SEP 04 2007

| OFFICIAL USE |
|---|
| 11-037 |

# Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. [x] Comptroller of the Currency
   B. [ ] Board of Governors of the Federal Reserve System
   C. [ ] Federal Deposit Insurance Corporation
   D. [ ] Office of Thrift Supervision
   E. [ ] Securities and Exchange Commission

2. Conducts business as:

   A. [ ] Government Securities Broker
   B. [ ] Government Securities Dealer
   C. [x] Government Securities Broker and Dealer

3. Filing status of notice:

   A. [ ] Notice
   B. [x] Amendment

PROCESSED
SEP 17 2007
THOMSON FINANCIAL

4. A. Full name of the financial institution:
   FTN Financial Capital Markets

   B. Address of principal office of financial institution:
   845 Crossover Lane, Suite 150 Memphis, TN 38117

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):
   Same

   D. Mailing address if different from (B) or (C):
   N/A

   E. Name, title and telephone number of contact person with respect to this notice:

| Name | Title | Telephone |
|---|---|---|
| Joel Ross | Senior VP | 901-435-8712 |

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [x] Yes B. [ ] No

   (If yes, provide addresses and describe activities.)
   See Attached List

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name
See Attached List

| Last | First | Middle | Title |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |

**Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.**

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☒ Yes B. ☐ No

**Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.**

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

| First | Middle | Last | Title |
|---|---|---|---|
| Joel | S | Ross | Senior VP |



Manual Signature

Date: 8/27/07

**FTN FINANCIAL CAPITAL MARKETS G-FIN AMENDMENT**
**August 2007**

**#5 Additional Locations**

**All offices below conduct government securities broker/dealer activities. They also transact business in municipals, CD's, mortgages, and money market instruments.**

**99 Summer Street, Suite 1730**
**Boston, MA 02110**

**6101 Carnegie Blvd, Suite 460**
**Charlotte, NC 28209**

**500 West Madison Street, Suite 2940**
**Chicago, IL 60661**

**Sterling Plaza**
**5949 Sherry Lane, Suite 810**
**Dallas, TX 75225**

**Lighton Tower**
**7500 College Blvd, Suite 1170**
**Overland Park, KS 66210**

**Manhattan Towers**
**1230 Rosecrans Avenue, Suite 690**
**Manhattan Beach, CA 90266**

**One St. Louis Centre, Suite 3000**
**Mobile, AL 36602**

**350 Madison Avenue**
**New York, NY 10017**

**17015 N Scottsdale Road, Suite 220**
**Scottsdale, AZ 85255**

**1 Penn Center**
**1617 JFK Blvd, Suite 840**
**Philadelphia, PA 19103**

**3805 Crestwood Parkway**
**Suite 150**
**Duluth, GA 30096**

*1301 E. Ninth Street*
*Suite 3232*
*Cleveland, OH 44114*

***** New Address*****

**1400 Old Country Road**
**Parkway Plaza, Suite 407**
**Westbury, NY 11590**

**10 Exchange Place**
**9th Floor**
**Jersey City, NJ 07302**

**303 West Main Street**
**Freehold, NJ 07728**

**1266 East Main Street**
**Soundview Plaza, 4th Floor**
**Stamford, CT 06902**

#6 **Management, Direction, or Supervison**

| Name | Title |
| --- | --- |
| Mike Kisber | Manager |
| Tim Romanow | Trading Manager/Wholesale Markets |
| Joel Ross | Risk Control Manager |
| Michael Heflin | Portfolio Strategies Manager |
| Jim Vogel | Head of Research |
| Allen Riggs | Controller |
| Bill Buck | Operations Manager |
| Jerry Hubbard | Manager, Capital Assets |
| Addison Hanan | Manager – Dealer Sales |
| Rodney Turner | Sales Manager |
| John Brennan | Sales Manager |
| Mat Parker | Sales Manager |
| Chris Childs | Branch Manager<br>Summer Street, Boston, MA |
| Michael Regan | Branch Manager<br>Carnegie Blvd, Charlotte, NC |
| Robert Hatcher | Branch Manager<br>St. Louis Centre, Mobile, AL |
| Stephen Mullin | Branch Manager<br>JFK Blvd, Philadelphia, PA |
| Scott Hinchman | Branch Manager<br>Crestwood Parkway, Duluth, GA |
| Dean Prainito | Branch Manager<br>Old Country Road, Westbury, NY |
| Brian Boyle | Branch Manager<br>West Main St, Freehold, NJ |
| Maurice Nagle | Branch Manager<br>East Main Street, Stamford, CT |
| Kathy Lafreniere | Branch Manager<br>West Madison St, Chicago, IL |
| Whitney Waller | Branch Manager<br>Sherry Lane, Dallas, TX |

END